[Graphic Omitted]  GIVEN IMAGING



For Immediate Release
For further information contact:

Yoram Ashery                            or           Fern Lazar/David Carey
Given Imaging Ltd.                                   Lazar Partners Ltd.
                                                     1-(866) GIVEN-IR
                                                     flazar@lazarpartners.com/
                                                     dcarey@lazarpartners.com


             GIVEN IMAGING ANNOUNCES RECORD SALES AND POSITIVE CASH
                       FLOW IN THE FOURTH QUARTER OF 2003


Yoqneam, Israel, February 10, 2004 - Given Imaging Ltd. (NASDAQ:GIVN) today announced fourth quarter and full year results for the period ended December 31, 2003.

Worldwide sales of the Given(R) Diagnostic System and M2A(R) capsule reached a record level of $12.5 million in the fourth quarter of 2003 representing a 38.5% increase over sales in the fourth quarter of 2002. Gross profit was a record 69.8% of revenues compared to 66.3% in the fourth quarter of 2002. Net loss for the fourth quarter was $0.6 million or $(0.02) per share, a substantial improvement compared to a net loss of $3.7 million or $(0.15) per share in the fourth quarter of 2002. In the fourth quarter of 2003, the company generated a positive cash flow for the first time in its history with a cash balance at the end of the quarter of $25.4 million, up $0.9 million from the balance at the end of the previous quarter.

For the year ended December 31, 2003, sales were $40.5 million reflecting a 40.3% increase over the year 2002. Gross profit increased to 66.6% of revenues compared to 58.8% in 2002. Operating expenses were $37.9 million in 2003 compared to $36 million in 2002. Net loss for the full year of 2003 was $9.6 million or $(0.38) per share, compared to a net loss of $18.3 million or $(0.73) per share for the year in 2002.

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"During 2003, we built a solid foundation for future growth and our strong results confirm the financial momentum we are generating," said Gavriel D. Meron, President and CEO of Given Imaging. "Central to our success was the removal of the 'adjunctive tool' qualifier from our label enabling us to market capsule endoscopy to physicians and payers as a first line tool in diagnosing small bowel disorders. We also made substantive progress in improving reimbursement for capsule endoscopy through expanding the number of covered lives, broadening indications, increasing payment rates and the assignment of a permanent CPT code."



Fourth Quarter 2003 Revenue Analysis

The geographic breakdown of fourth quarter 2003 sales is as follows:


(Millions of U.S. dollars)
United States     $8.3
Europe and ROW    $4.2

During the quarter, worldwide M2A capsule sales grew to 15,700, of which more than 13,800 represent reorders. Sales of Given(R) Diagnostic Systems totaled 185 for the fourth quarter of 2003, with 114 systems sold in the United States.


Fourth Quarter Highlights

During the fourth quarter, Given Imaging accomplished the following milestones:

     -    Reimbursement:

          o A permanent CPT code for capsule endoscopy was assigned by the American Medical Association;

          o Centers for Medicare and Medicaid Services (CMS) announced an increase of 22% in the average payment for capsule endoscopy

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               performed in the clinic and a 70% increase in the professional fee for the same procedure performed in the hospital - both effective January 1, 2004;

          o Blue Cross and Blue Shield Association's Medical Advisory Panel determined that capsule endoscopy meets the criteria of the Association's Technology Evaluation Center (TEC) for initially diagnosing patients with suspected Crohn's disease, following negative conventional diagnostic tests such as barium follow-through and upper and lower endoscopy;

          o Health plans of the Wellpoint Healthcare Network and The Regence Group expanded their capsule endoscopy coverage policies to include suspected Crohn's disease;

          o Received reimbursement coverage for capsule endoscopy in Switzerland;

-    Regulatory and new product launches:

     o Received FDA clearance for capsule endoscopy in pediatric patients ages 10 - 18;

     o Launched the M2A(R) Patency System at the United European Gastro Week. The M2A(R) Patency System is designed to address the need of physicians to verify the presence of obstructing strictures and adhesions in the GI tract.

-    Education and Clinical Presentations:

     o Numerous presentations on capsule endoscopy were made at the American College of Gastroenterology's (ACG) annual meeting in Baltimore, United European Gastro Week (UEGW) in Madrid, Asian-Pacific Digestive Week in Singapore, Australian Gastro Week in Cairns, the Video Digest in France, Japanese Digestive Disease Week in Osaka, the Pan-American Digestive Disease Week in Uruguay and the Radiological Society of North America in Chicago.

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

New Product Announcement

The company recently completed development of an esophageal capsule and has conducted clinical feasibility testing in patients suffering from acid reflux symptoms. Initial data from these studies will be presented at the 3rd International Conference on Capsule Endoscopy (ICCE) taking place in Miami, Florida later this month. Clinical trials are currently underway and the product is expected to be launched later this year.


2004 Guidance

Given Imaging expects revenues in 2004 to increase approximately 40% over 2003 revenues of $40.5 million. The company expects to reach breakeven and achieve sustainable profitability during the first half of 2004.


Fourth Quarter Webcast Information

Given Imaging will host a conference call tomorrow, Wednesday, February 11, 2004, at 9:00 am Eastern Standard Time to discuss 2003 results. The conference call will be webcast through the Company's website www.givenimaging.com.


About Given Imaging

Given Imaging develops, produces and markets the Given(R) Diagnostic System featuring the M2A(R) Capsule Endoscope, the only method for direct visualization of the entire small intestine that is naturally ingested. The system uses a disposable miniature video camera contained in a capsule which is ingested by the patient. The M2A capsule passes naturally through the digestive tract, transmitting high quality color images, without interfering with the patient's normal activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. Distribution channels for the system have been established in more than 50 countries worldwide. More than 80,000 capsules have been used in clinical practice. Thousands of patients around the world have benefited from the M2A which has been used to diagnose a range of diseases of the small intestine including Crohn's Disease, Celiac disease and other malabsorption disorders, benign and malignant tumors of the small intestine, vascular disorders, medication related small bowel injury, as well as a range of pediatric small bowel disorders. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues, and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and

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

words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                            (Financial tables follow)

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

                        Given Imaging Ltd. and its Consolidated Subsidiaries

                                      Consolidated Balance Sheets
                                  (In thousands except per share data)

                                                                December 31,        December 31,
                                                                    2002                2003
                                                                ------------        ------------
                                                                 (Audited)           (Audited)
 Assets
 Current assets
 Cash and cash equivalents                                        $   35,792          $   25,367
 Accounts receivable:
  Trade                                                                6,865               6,945
  Other                                                                1,485                 467
 Inventories                                                          10,659               8,485
 Prepaid expenses                                                      1,258               1,361
                                                                 ------------         -----------
 Total current assets                                                 56,059              42,625

 Deposits                                                                192                 361

 Assets held for severance benefits                                      674               1,008

 Fixed assets, at cost, less accumulated depreciation                  9,967               9,595

 Other assets, at cost, less accumulated amortization                  1,836               1,980
                                                                 ------------         -----------
 Total Assets                                                     $   68,728          $   55,569
                                                                 ============         ===========

Liabilities and shareholders' equity
Current liabilities
Current installments of obligation under capital lease              $     56            $     27
Accounts payable:
  Trade                                                                4,990               2,216
  Other                                                                6,279               4,462
  Related parties                                                         35                   -
Deferred revenue                                                         727                 950
                                                                 ------------         -----------
Total current liabilities                                             12,087               7,655
                                                                 ------------         -----------

Long-term liabilities
Obligation under capital lease, net                                       47                   4
Liability for employee severance benefits                                835               1,188
                                                                 ------------         -----------
Total long-term liabilities                                              882               1,192
                                                                 ------------         -----------

Total liabilities                                                     12,969               8,847
                                                                 ------------         -----------

Minority interest                                                      2,182               1,924

Shareholders' equity                                                  53,577              44,798
                                                                 ------------         -----------

Total liabilities and shareholders' equity                        $   68,728          $   55,569
                                                                 ============         ===========

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

                                     Given Imaging Ltd. and its Consolidated Subsidiaries

                                             Consolidated Statements of Operations
                                             (In thousands except per share data)

                                                           Year ended December 31,                  Three month period
                                                                                                    ended December 31,
                                                                                            ---------------------------------
                                                              2002              2003               2002              2003
                                                          -----------        -----------       ----------         -----------
                                                           (Audited)          (Audited)        (Unaudited)        (Unaudited)
Revenues                                                   $  28,904          $  40,539           $9,050            $12,534
Cost of revenues                                              11,907             13,551           (3,052)            (3,780)
                                                          -----------        -----------       ----------         -----------

Gross profit                                                  16,997             26,988            5,998              8,754
                                                          -----------        -----------       ----------         -----------

Operating expenses
Research and development, gross                               (8,609)            (7,037)           (2,039)            (1,773)
Royalty bearing participation                                      -              1,303                                  298
                                                          -----------        -----------       ----------         -----------
Research and development, net                                 (8,609)            (5,734)           (2,039)            (1,475)

Sales and marketing expenses                                 (22,681)           (26,804)           (6,570)            (7,066)
General and administrative expenses                           (4,749)            (5,312)           (1,465)            (1,288)
                                                          -----------        -----------       ----------         -----------

Total operating expenses                                     (36,039)           (37,850)          (10,074)            (9,829)
                                                          -----------        -----------       ----------         -----------

Operating loss                                               (19,042)           (10,862)           (4,076)            (1,075)

Financing income, net                                          1,469                995               358                368
Other expenses, net                                             (711)                 -                (4)
                                                          -----------        -----------       ----------         -----------

Loss before taxes on income                                  (18,284)            (9,867)           (3,722)              (707)

Taxes on income                                                    -                  -                 -                  -
                                                          -----------        -----------       ----------         -----------
Loss before minority share                                   (18,284)            (9,867)           (3,722)              (707)

Minority share in losses (profits) of subsidiary                 (26)               258                27                128
                                                          -----------        -----------       ----------         -----------

Net loss                                                  $  (18,310)         $  (9,609)        $  (3,695)           $  (579)
                                                          ===========        ===========       ===========        ===========

Loss per share

Basic and diluted loss per ordinary share                  $   (0.73)         $   (0.38)        $   (0.15)         $   (0.02)
                                                          ===========        ===========       ===========        ===========
Weighted average number of Ordinary
 Shares outstanding used in basic and diluted
loss per Ordinary Share calculation                       25,182,563         25,493,073         25,241,113         25,596,911
                                                          ===========        ===========       ===========        ===========

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